ALLIED GOLD LIMITED
ACN 104 855 067

13 February 2008

Company Announcements Office
Australian Stock Exchange Ltd

**"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."**

# ALLIED POURS FIRST GOLD AT SIMBERI

Allied Gold Limited (Allied Gold) is pleased to advise that the first gold pour at its 100% owned Simberi Gold Project has taken place.

The Simberi Gold Project is located in the New Ireland Province of eastern Papua New Guinea on an island some 60 kilometres north-west of the Lihir Gold Project, which hosts a 40 million ounce gold resource. The standard Carbon-in-Leach (CIL) processing plant has been progressively commissioned over the past six weeks and is due to reach its full design throughput of 2.2 million tonnes per annum by the end of March 2008.

Simberi is scheduled to produce an average of 84,000 ounces of gold per year over a mine life of at least eight years. Thus far there have been several gold bars poured with a total of 2,392 ounces of gold produced. Metallurgical recovery rates are meeting budget estimates and initial head grade reconciliation data suggests that there is potential for grade outperformance.

Allied Gold Executive Chairman Mark Caruso said that this was a momentous occasion for the Company and its shareholders, and was a result of a dedicated team effort in what is a challenging environment for construction of major mining projects.

"We are proud of our effort to commission a significant gold mining operation, against a backdrop of labour shortages and input price pressures " Mr Caruso said.

The team at Allied Gold is now focussing on continuing to add shareholder value by exploring for more gold on Simberi Island and commencing drill testing of the numerous targets identified on the nearby Tatau and Big Tabar islands.

In parallel with this intensive exploration effort, engineering is already well advanced on plans to expand production at Simberi by around 60 percent to 135,000 ounces per annum.

<u>For enquiries in connection with this release please contact:</u>

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail


Combics lite
15.600 kg
sartorius